Exhibit 99.1

Wowjoint Holdings Limited Announces Stock Dividend

BEIJING, March 21, 2012 /PRNewswire-Asia/ -- Wowjoint Holdings Limited (NASDAQ: BWOW, BWOWW and BWOWU) ("Wowjoint" or the "Company"), China's innovative infrastructure solutions provider of customized heavy duty lifting and carrying machinery, announced today that its Board of Directors has declared a special stock dividend on its outstanding ordinary shares.

The special 6% stock dividend will be payable on or about April 8, 2012 to shareholders of record as of March 31, 2012. Shareholders entitled to receive fractional shares will receive the number of shares as rounded up to the nearest whole share.

Yabin Liu, Chief Executive Officer of Wowjoint, commented, "We are pleased and excited to announce this special dividend to our shareholders. We believe that Wowjoint has a strong future and providing this special dividend is our way of sharing our belief with our shareholders."

About Wowjoint Holdings Limited

Wowjoint is a leading provider of customized heavy duty lifting and carrying machinery used in large scale infrastructure projects such as railway, highway and bridge construction. Wowjoint's main product lines include launching gantries, tyre trolleys, special carriers and marine hoists. The Company's innovative design capabilities have resulted in patent grants and proprietary products. Wowjoint believes it is well-positioned to benefit directly from China's rapid infrastructure development by leveraging its extensive operational experience and long-term relationships with established blue chip customers. Information on Wowjoint's products and other relevant information are available on its website at http://www.wowjoint.com.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Wowjoint undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement. All subsequent written and oral forward-looking statements concerning Wowjoint or other matters and attributable to Wowjoint or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wowjoint does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

For additional information contact:

Wowjoint Holdings:

Aubrye Foote, Vice President of Investor Relations

Tel:  (530) 475-2793

Email: aubrye@wowjoint.com

Website: www.wowjoint.com